June 28, 2018

BY EDGAR

Mses. Heather Clark, Melissa Raminpour and Anne Parker and Mr. John Dana Brown

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TWDC Holdco 613 Corp.

Registration Statement on Form S-4

Filed June 25, 2018

File No. 333-225850

Dear Mses. Clark, Raminpour and Parker and Mr. Brown:

This letter is submitted on behalf of TWDC Holdco 613 Corp. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 27, 2018 with respect to the registration statement on Form S-4 filed with the Commission on June 25, 2018 (the “Form S-4”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s and, where applicable, Twenty-First Century Fox, Inc.’s (“21CF”) responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 1 to the Form S-4 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Form S-4.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

June 28, 2018

General

1.	At the forepart of the disclosure documents, including in the Q&A section, discuss the reasons for the changes to the transaction and why they occurred, including the existence of the competing cash proposal from Comcast.

Response: In response to the Staff’s comment, we have included a new Q&A regarding the reasons for the changes in transaction structure and consideration to be received by 21CF stockholders on page 6 and 7 of Amendment No. 1.

2.	Your revised disclosure document should also note the fact that Comcast is soliciting proxies against the acquisition of Twenty-First Century Fox by Disney.

Response: We acknowledge the Staff’s comment and have revised the disclosures in the letter to shareholders and on pages 23 and 97 of Amendment No. 1.

Questions and Answers about the Transaction and the Special Meeting, page 1 – As a 21CF Shareholder, am I guaranteed..., page 6

3.	Consider relocating the Q&As from pages 22-23 regarding how shareholders may elect the merger consideration and about the default consideration for those who do not make a timely election here, so that information about both the mechanics of the election process and the proration aspect of that process appear in one place in your disclosure document.

Response: We acknowledge the Staff’s comment and have relocated the disclosures regarding the election procedures and the default consideration for those who do not make a timely election to pages 5-6 of Amendment No. 1.

What is the value of the Disney merger consideration?, page 7

4.	Consider revising or expanding to explain the reasons for this change to the transaction structure that requires the exchange of Disney stock for new Disney stock.

Response: In response to the Staff’s comment, we have included a new Q&A regarding the reasons for adding the Disney merger to the transaction structure on page 9 of Amendment No. 1.

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

June 28, 2018

How will the mergers be financed?, page 8

5.	Explain the term “backstopped” as used here and later in the proxy statement/prospectus.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 10, 56, 85, 86, 89 and 257 of Amendment No. 1 to replace the term “backstopped” with a clearer description of the purpose of the unsecured bridge term loan facility.

Summary, page 25

6.	In the charts on page 29, please explain if there are any differences between (a) the “Existing Disney Stockholders” in the Existing Structure chart and (b) the “Other Disney Stockholders” in the Structure Immediately Following the Transactions chart. In this regard, we note the helpful descriptive designation of “Other 21CF stockholders” and “Other former 21CF stockholders” in the Existing Structure and Structure Immediately Following the Transactions charts, respectively.

In addition, please explain if there are any differences between (x) the “Covered stockholders” in the Existing Structure chart, as defined by footnote 2 to that chart, and (y) the “Covered stockholders” in the Structure Immediately Following the Transactions chart.

Response: In response to the Staff’s comment, we have revised the Structure Immediately Following the Transactions chart and relocated the footnotes to these charts on page 30 of Amendment No. 1. There are no differences between the “Existing Disney Stockholders” in the Existing Structure chart and the “Other Disney Stockholders” chart, so we have revised these charts to use consistent terminology. We also respectfully advise the staff that the “Covered stockholders” are the same in each chart.

Risk Factors Relating to the Transactions, page 75

7.	Where you discuss the risks associated with the fact that 21CF shareholders will not know the form or amount of the consideration they will receive in the merger at the time of their vote, note that Comcast is currently proposing to acquire Twenty-First Century Fox in a cash transaction at a fixed cash price.

Response: In response to the Staff’s comment, we have revised the risk factor to include disclosure of Comcast’s proposed acquisition of 21CF at a fixed cash price on page 75 of Amendment No. 1.

Opinions of 21CF’s Financial Advisors, page 141

8.	Please explain how, in conducting its analyses, Goldman arrived at:

•	the assumed prorated exchange ratio of 0.1828 shares of New Disney common stock for each share of 21CF common stock;

Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

June 28, 2018

•	the prorated cash portion of the 21CF merger consideration consisting of $19.00; and

•	the assumed prorated exchange ratio of 0.1662 shares of New Disney common stock for each share of 21CF common stock.

For example, we note the reference on page 145 to “an exchange ratio of 0.1662 shares of New Disney common stock, reflecting the lower end of the possible exchange ratios (assuming that the tax adjustment amount is zero)” and the reference on page 147 to “an assumed exchange ratio of 0.1828, the mid-point of possible exchange ratios under the combination merger agreement.” Please explain how these prorated ratios relate to the exchange ratios of 0.3324 to 0.4063 discussed elsewhere in the document.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 145 and 148 of Amendment No. 1 to clarify these assumptions.

Opinions of Disney’s Financial Advisors

Potential Value Creation Analysis—DCF-Based Approach, page 195

9.	Please explain why J.P. Morgan used perpetuity growth rate ranges of 1.25% to 1.75% for RemainCo and 1.75% to 2.25% for Disney as part of the combined company for purposes of its illustrative DCF-based value creation analysis “(rather than the ranges of 0.75% to 1.25% for RemainCo and 1.25% to 1.75% for Disney used in the December 13, 2017 analysis for each of the stand-alone companies and as part of the combined company).”

Response: In response to the Staff’s comment, we have revised the disclosure on page 197 of Amendment No. 1 to specifically identify the factors that J.P. Morgan took into account in changing the perpetuity growth rates relative to those used in the December 13, 2017 analysis.

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Mses. Clark, Raminpour and Parker and Mr. Brown

Division of Corporation Finance

Office of Transportation and Leisure

June 28, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1454.

Sincerely,
/s/ George F. Schoen
George F. Schoen, Esq.

cc:

Alan N. Braverman, Esq.

Senior Executive Vice President, General Counsel and Secretary

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Gerson A. Zweifach

Senior Executive Vice President and Group General Counsel,

Chief Compliance Officer

Twenty-First Century Fox, Inc.

1211 Avenue of the Americas

New York, New York 10036

Faiza J. Saeed, Esq.

Cravath Swaine & Moore, LLP

825 Eighth Avenue

New York, New York 10019

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates

4 Times Square

New York, New York 10036